     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 1997
                                                     Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                CVS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     05-0494040
       (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

                            ------------------------
                                 ONE CVS DRIVE
                         WOONSOCKET, RHODE ISLAND 02895
                                 (401) 765-1500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               CHARLES C. CONAWAY
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                CVS CORPORATION
                                 ONE CVS DRIVE
                         WOONSOCKET, RHODE ISLAND 02895
                                 (401) 765-1500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

  DEANNA L. KIRKPATRICK, ESQ.       ALISA M. SINGER, ESQ.         MORTON A. PIERCE, ESQ.
     DAVIS POLK & WARDWELL      ROSENBERG & LIEBENTRITT, P.C.        DEWEY BALLANTINE
     450 LEXINGTON AVENUE          2 NORTH RIVERSIDE PLAZA      1301 AVENUE OF THE AMERICAS
   NEW YORK, NEW YORK 10017              SUITE 1600              NEW YORK, NEW YORK 10019
        (212) 450-4000             CHICAGO, ILLINOIS 60606            (212) 259-8000
                                       (312) 466-3196

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

==================================================================================================
                                                                      PROPOSED
                                                      PROPOSED        MAXIMUM
                                     NUMBER OF        MAXIMUM        AGGREGATE       AMOUNT OF
      TITLE OF EACH CLASS OF         SHARES TO     OFFERING PRICE     OFFERING      REGISTRATION
   SECURITIES TO BE REGISTERED    BE REGISTERED(1)   PER SHARE(2)     PRICE(2)          FEE
--------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share..................    15,841,755       $53.32       $844,682,377      $255,965
==================================================================================================

(1) Includes 1,341,755 shares as to which the Underwriters have been granted an option to cover over-allotments.
(2) Estimated solely for the purpose of calculating the registration fee based upon the average of the reported high and low sales prices on the New York Stock Exchange on July 15, 1997.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     THIS REGISTRATION STATEMENT CONTAINS TWO FORMS OF PROSPECTUS: ONE TO BE USED IN CONNECTION WITH AN OFFERING IN THE UNITED STATES AND CANADA (THE "U.S. PROSPECTUS") AND ONE TO BE USED IN A CONCURRENT OFFERING OUTSIDE THE UNITED STATES AND CANADA (THE "INTERNATIONAL PROSPECTUS"). THE TWO PROSPECTUSES ARE IDENTICAL EXCEPT FOR THE FRONT AND BACK COVER PAGES, THE INSIDE FRONT COVER PAGE AND THE SECTIONS ENTITLED "UNDERWRITING" AND "SUBSCRIPTION AND SALE." THE FORM OF U.S. PROSPECTUS IS INCLUDED HEREIN AND IS FOLLOWED BY THE ALTERNATE PAGES TO BE USED IN THE INTERNATIONAL PROSPECTUS. EACH OF THE ALTERNATE PAGES FOR THE INTERNATIONAL PROSPECTUS INCLUDED HEREIN IS LABELED "ALTERNATE INTERNATIONAL PROSPECTUS PAGE." FINAL FORMS OF EACH PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER RULE 424(b).

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
     NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                   SUBJECT TO COMPLETION, DATED JULY 17, 1997

                               14,500,000 Shares

                                    CVS LOGO

                                CVS Corporation

                                  Common Stock
                           (par value $.01 per share)

                               ------------------

All of the shares of Common Stock, par value $.01 per share (the "Common Stock")
  of CVS Corporation, a Delaware corporation ("CVS" or the "Company"), offered hereby are being sold by the Selling Stockholders named herein under "Selling
Stockholders". The Company will not receive any proceeds from the sale of shares by the Selling Stockholders and the Company will bear certain expenses relating to the registration and sale of the shares. Of the 14,500,000 shares of Common Stock being offered, 12,300,000 shares are initially being offered in the United
   States and Canada (the "U.S. Shares") by the U.S. Underwriters (the "U.S. Offering") and 2,200,000 shares are initially being concurrently offered outside the United States and Canada by the Managers (the "International Offering" and,
    together with the U.S. Offering, the "Offering"). The offering price and underwriting discounts and commissions of the U.S. Offering and the International Offering are identical. The Selling Stockholders received the shares offered hereby in connection with the merger of CVS and Revco D.S. Inc.
        ("Revco") which was consummated on May 29, 1997 (the "Merger").

The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "CVS." The last reported sale price of the Common Stock on the NYSE Composite Tape on July 15, 1997 was $52 3/4 per share. See "Price Range of
                       Common Stock and Dividend Policy."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                   Underwriting       Proceeds
                                                       Price to    Discounts and     to Selling
                                                        Public      Commissions    Stockholders(1)
                                                      ----------   -------------   ---------------
Per Share...........................................           $               $                 $
Total(2)............................................  $             $                $

---------------

(1) Before deduction of expenses payable by the Selling Stockholders estimated
    at $          . The Company will pay expenses related to the Offering
    estimated at $          .

(2) The Selling Stockholders have granted the U.S. Underwriters and the Managers an option, exercisable by Credit Suisse First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 1,341,755 additional shares to cover over-allotments of shares. If the option is
    exercised in full, the total Price to Public will be $          ,
    Underwriting Discounts and Commissions will be $          and Proceeds to
    Selling Stockholders will be $          . See "Selling Stockholders."

     The U.S. Shares are offered by the several U.S. Underwriters when, as and if delivered to and accepted by the U.S. Underwriters and subject to their right to reject orders in whole or in part. It is expected that the U.S. Shares will
be ready for delivery on or about             , 1997, against payment in
immediately available funds.

CREDIT SUISSE FIRST BOSTON
              DONALDSON, LUFKIN & JENRETTE
                   SECURITIES CORPORATION
                             MERRILL LYNCH & CO.
                                          MORGAN STANLEY DEAN WITTER
                                                    SALOMON BROTHERS INC

                      Prospectus dated             , 1997.

                [MAP OF CVS STORE LOCATIONS AS OF JUNE 30, 1997]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

     SEC FILINGS (FILE NO. 1-1011)

          (i)    CVS' Annual Report on
                 Form 10-K..............     Year ended December 31,
                                             1996 (amended by Form
                                             10-K/A filed April 17,
                                             1997)

          (ii)   CVS' Quarterly Report
                 on Form 10-Q...........     Quarter ended March 31,
                                             1997

          (iii)  CVS' Current Reports on
                 Form 8-K...............     Filed on October 28, 1996,
                                             February 7, 1997, March 26,
                                             1997, May 30, 1997, July
                                             16, 1997 and July 17, 1997

          (iv)   The description of the
                 Common Stock set forth
                 in CVS' Registration
                 Statement on Form
                 8-B....................     Filed on November 4, 1996

          (v)   The supplemental
                consolidated financial
                statements of CVS and
                related supplemental
                schedule and
                Management's Discussion
                and Analysis of
                Financial Condition and
                Results of Operations
                contained in CVS'
                Current Report on Form
                8-K.....................     Filed July 17, 1997

     All documents filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to Attention:
Nancy R. Christal, Vice President, Investor Relations, CVS Corporation, 670 White Plains Road, Suite 210, Scarsdale, New York 10583, (800) 201-0938.

                                  THE COMPANY

GENERAL

     CVS is a leader in the chain drug store industry in the United States. As of June 30, 1997, the Company operated 3,924 stores in 24 states and the District of Columbia in the Northeast, Mid-Atlantic, Midwest and Southeast regions, making CVS the largest drug store chain in the nation in terms of store count. The Company's stores are well positioned, operating in 48 of the top 100 markets in the country. CVS commands the number one or two share position in approximately 80% of these markets. In addition, CVS is among the industry leaders in terms of store productivity and operating profit margin.

     A primary focus of the Company's operations is its pharmacy business, which has grown at double digit rates during the past several years and which represented approximately 51% of 1996 sales as restated for the Merger. In 1996, after giving effect to the Merger, CVS dispensed over 7% of all prescriptions in the United States making it the largest drug store chain in terms of prescriptions filled and pharmacy sales. The Company believes that its pharmacy operations will continue to represent a growing portion of its sales and profitability due to (a) the demographic trend toward an aging population, (b) the continued development of new pharmaceutical products and services, (c) the continued shift towards managed care and (d) the Company's innovative solutions approach to attracting and providing services to managed care programs.

     In addition to prescription drugs and services, the Company offers a broad selection of general merchandise, presented in a well-organized fashion, in stores that are designed to be warm, inviting and easy to shop. Merchandise categories include, among other things, over-the-counter drugs, greeting cards, film and photofinishing services, beauty and cosmetics, seasonal merchandise and convenience foods.

     On February 6, 1997, CVS signed a definitive merger agreement (the "Merger Agreement") to merge with Revco in a stock-for-stock merger valued at approximately $2.9 billion. CVS also assumed approximately $900 million of Revco debt as part of the transaction. See "Recent Developments -- Retirement of Revco Debt Following the Merger." Under the terms of the Merger Agreement, on May 29, 1997, CVS merged with Revco in an exchange of stock that qualified as a pooling of interests transaction. For each share of Revco common stock held, Revco shareholders received 0.8842 shares of CVS Common Stock. Unless the context otherwise indicates, references hereinafter to CVS and the Company refer to CVS and its subsidiaries, including Revco.

     The Company's principal executive offices are located at One CVS Drive, Woonsocket, Rhode Island 02895, telephone (401) 765-1500.

GROWTH STRATEGIES

     The Company focuses on a number of initiatives as part of its strategy to achieve continued growth and build shareholder value. These initiatives are directed toward driving top-line revenue growth, improving operating efficiencies and achieving appropriate returns on capital deployed, and include the following:

  Aggressive Store Development

     CVS believes there is substantial opportunity to increase the Company's sales and earnings through an aggressive store development program primarily in existing markets. The Company anticipates opening approximately 250 new or relocated stores in 1997 (of which 56 new and 26 relocated stores had been opened as of June 28, 1997) and approximately 300 new or relocated stores in 1998. Management anticipates that almost all of the planned store openings will be based on CVS' 10,125 square foot freestanding store prototype, which includes a drive-through pharmacy. The Company has targeted square footage growth of between 4% and 5% annually. See "-- Cautionary Statement Concerning Forward-Looking Statements."

     Management expects that relocations of existing in-line strip center stores to freestanding locations will account for approximately 50% of store openings over the next several years. As a result of their more convenient locations and larger size, relocated stores have historically realized significant improvement in customer count and revenues, driven largely by increased sales of higher margin front store merchandise.

Management believes that relocations offer a significant future growth opportunity as currently less than 20% of the Company's stores are in freestanding locations.

     Finally, the Company believes that achieving a critical mass in terms of store count and locating stores in desirable geographic markets is essential to competing effectively in the context of the current managed care environment described more fully below. As a result, management believes that the Company's store development program is an important element of its ability to maintain its leadership position in the chain drug store industry.

  Integrated Health Care Provider

     CVS believes that the growth of its pharmacy business will continue to be driven by the shift toward managed care plans as a means of controlling healthcare costs. In 1996, third party pharmacy sales represented approximately 76% of the Company's total pharmacy sales as restated for the Merger. The growth of managed care has substantially increased the use of prescription drugs, as managed care providers have (i) made the cost of prescription drugs more affordable to a greater number of people and (ii) supported prescription drug therapy as an alternative to more expensive surgery or other forms of treatment. The Company is committed to being an important part of an integrated healthcare system that brings together industry participants as partners in an effort to provide patients with the highest level of service at the lowest possible cost. As a result, the Company has made investments in store development, technology, infrastructure and strategic business units to enhance its healthcare partnerships and allow it to benefit from the growth of managed care.

     The Company's advanced client server RX2000 pharmacy computer system, coupled with one of the industry's largest pharmacy data warehouses, enables CVS to provide its managed care partners with a high level of information to evaluate treatment outcomes, thereby increasing their ability to improve patient care and contain costs. CVS' data warehouse currently maintains information on 20 million patients and 170 million prescriptions, and will be greatly enhanced when CVS completes the integration of Revco's pharmacy computer system. In addition, the Company's proprietary Clinical Information Management System ("CIMS") enables CVS' pharmacists to communicate directly with physicians in an effort to identify and recommend less expensive generic drug substitutes for patients. Through CIMS, CVS' pharmacists have access to patient histories from prescription data, medical claims and survey responses.

     PharmaCare, the Company's pharmacy benefits management company ("PBM"), was established in 1994 and offers managed care providers a wide array of prescription benefits management services, including plan design, claims processing, generic substitution, formulary management and innovative risk sharing arrangements. PharmaCare currently manages these services for 1.7 million lives through a network of approximately 40,000 pharmacies nationwide. The Merger provides PharmaCare with the ability to enhance its service offering through Revco's advanced mail service facility which provides service to 6.5 million lives.

  Effective Execution at Retail

     The Company's front-store merchandising strategies are designed to improve customer satisfaction, selection and convenience, and establish CVS stores as a destination for a growing number of front-store merchandise categories. CVS' 10,125 square-foot free-standing prototype stores have enabled the Company to improve store layout, convenience and selection (through the addition of product categories and the enhancement of assortments within product categories). In addition, over the past several years, the Company has made significant investments in systems and technology to more effectively respond to customer needs, manage inventory and control costs.

     Through its point-of-sale scanning technology, CVS has developed an advanced retail data warehouse of information that has enabled the Company to adopt a category management approach to front-end merchandising. Through category management, CVS works in partnership with major suppliers to refine and tailor assortments within product categories to the specific purchasing preferences of customers within each market. Category management enables the Company to analyze the impact of pricing, promotion and mix on a category's sales and profitability and develop tactical merchandising plans for each category by market.

Among CVS' key destination categories are over-the-counter drugs, greeting cards, film and photofinishing services, beauty and cosmetics and convenience foods.

     The Company believes that effective category management increases customer satisfaction and that its category management approach has been a primary factor in its strong front-store comparable sales gains and improved gross margins. In addition, the Company believes that its ability to satisfy customers through category management will be enhanced through its recent implementation of supply chain management. Supply chain management is designed to more effectively link CVS' stores and distribution centers with suppliers to speed the delivery of merchandise to CVS stores in a manner that both reduces out-of-stock positions and lowers CVS' investment in inventory. The Company expects to see tangible benefits of its supply chain management project beginning in 1998.

     CVS' ability to satisfy customers through advanced merchandising and product replenishment is supported by the Company's emphasis on maintaining friendly and helpful associates in CVS stores and throughout the entire CVS organization. CVS measures customer service continuously in order to identify and correct service problems quickly. Each CVS store receives a formal customer evaluation twice a year based upon the Company's mystery shopper program, customer letters and calls and market research.

EXPECTED BENEFITS OF THE MERGER

     The Merger brought together two leading drug store chains that each had strong operating records. See "Selected Historical Consolidated Financial and Operating Data." Importantly, the Merger met each of CVS' three criteria for strategic acquisitions: (i) acquisitions should be accretive to earnings before one-time charges, (ii) acquisitions should enable CVS to achieve a leadership position in new markets and (iii) there should exist upside potential to improve the operations and profitability of an acquired business.

     CVS expects that the Merger will be accretive to earnings (before one-time charges) in the first full year of combined operations, and expects to realize cost savings of approximately $100 million annually beginning in 1998. The Company expects to achieve these savings principally through the closing of Revco's headquarters, economies of scale in advertising, distribution and other areas, and spreading its investment in information technology over a broader store base. See "-- Cautionary Statement Concerning Forward-Looking Statements."

     The combination added approximately 2,500 new stores in ten new states to CVS' existing store base and enabled the Company to enter new, high growth contiguous geographic markets in the Southeast and Midwest, which management believes will enhance the Company's ability to sustain its long-term growth. The Company, as of June 30, 1997, had 3,924 stores in 24 states and the District of Columbia. The Company's stores are well positioned, operating in 48 of the top 100 markets in the country. CVS holds the number one or two share position in approximately 80% of these markets.

     Finally, management believes that the Merger offers significant upside potential, through the opportunity for CVS to narrow the gap between the performance level of Revco stores and that of CVS stores. For example, Revco's sales per square foot have been significantly lower than CVS'. In addition, for the first half of 1997, Revco's prescriptions filled per store were approximately 20% lower than CVS' and the increase in Revco's front store comparable store sales was approximately 400 basis points lower than CVS'. Since CVS and Revco operate in different markets in terms of population density and per capita income, the Company does not expect to bring Revco stores up to the performance level of CVS stores. Management believes however, that it can narrow the gap significantly. The Merger should also provide significant opportunities to attract and maintain managed care business. In particular, management believes that the Merger provides an opportunity to make the Company's infrastructure more cost efficient due to higher volumes. In addition, management believes the Company's expanded geographic reach will strengthen its ability to offer more competitive services to managed care providers.

     Management believes that the compatibility of the companies, given their similarity in store size as well as merchandising strategy, should facilitate integration of the CVS and Revco businesses.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This Prospectus contains and incorporates by reference certain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include the information concerning future results of operations, cost savings and synergies of CVS following the Merger and concerning the ability of CVS to elevate the performance level of Revco stores following the Merger and those preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates" or similar expressions. For those statements, CVS claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, in addition to those discussed elsewhere in this document and in the documents which are incorporated by reference, could affect the future results of CVS and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in economic conditions generally in the markets served by CVS; future regulatory and legislative actions affecting the industry; competition from other drugstore chains, from alternative distribution channels such as supermarkets, membership clubs, other retailers and mail order companies and from other third party plans; and the continued efforts of HMOs, managed care organizations, PBM companies and other third party payors to reduce prescription drug costs. The forward looking statements referred to above are also subject to uncertainties and assumptions relating to the operations and results of operations of CVS following the Merger, including: risks relating to CVS' ability to combine the businesses of two major corporations and maintain current operating performance levels during the integration period and the challenges inherent in diverting CVS' management focus and resources from other strategic opportunities and from operational matters for an extended period of time; CVS' ability to secure suitable new store locations on favorable lease terms; CVS' ability to attract, hire and retain suitable pharmacists and management personnel; relationships with suppliers and CVS' ability to continue to purchase inventory on favorable terms; and the impact of inflation.

                              RECENT DEVELOPMENTS

SECOND QUARTER EARNINGS

     Net sales for the second quarter of 1997 increased 18.2% to $3.2 billion from sales of $2.7 billion for the second quarter last year. Same store sales, including CVS' and Revco's results, rose 9.0%. Pharmacy same store sales rose 16.8% for the combined company. Pharmacy sales represented 54% of total sales for the quarter. Same store sales for CVS alone rose 8.6% in the second quarter, while Revco same store sales rose 9.5%.

     Operating profit, before consideration of the 1997 Second Quarter One-Time Charge (as defined herein), increased 17.2% to $180.7 million from $154.2 million in the comparable period last year, which excludes the 1996 One-Time Charge (as defined herein). Earnings from continuing operations, excluding the 1997 Second Quarter One-Time Charge, increased 20.5% to $92.8 million, or $.52 per share, from $77.0 million, or $.44 per share, during the comparable period in 1996 excluding: (i) the one-time $12.8 million charge pre-tax, $6.5 million after-tax, or $.04 per share, resulting from the failed acquisition of Revco by Rite Aid Corporation (the "1996 One-Time Charge") and (ii) a $44.1 million, or $.27 per share, after-tax gain from the sale of certain shares of TJX Companies, Inc. After consideration of the after-tax impact of the 1997 Second Quarter One-Time Charge, the net loss from continuing operations was $230.8 million, or $1.37 per share.

     During the second quarter of 1997, the Company recorded one-time merger related charges for the following: (i) $411.7 million pre-tax, $278.6 million after-tax, or $1.63 per share, for merger fees, employee severance associated with the closing of Revco's headquarters and exit costs associated with certain store closings and the Revco headquarters; and (ii) $75.0 million pre-tax, $45.0 million after-tax, or $0.26 per share, for inventory markdowns on non-compatible Revco merchandise. These charges totaling $486.7 million pre-tax, $323.6 million after-tax, or $1.89 per share, are collectively referred to as the "1997 Second Quarter One-Time Charge." In addition, the Company recorded an after-tax charge of $17.1 million, or $.10 per share, related to the early extinguishment of certain Revco debt assumed as a result of the Merger, as discussed below. This charge has been classified as an extraordinary item on the Company's Consolidated Condensed Statement of Operations.

RETIREMENT OF REVCO DEBT FOLLOWING THE MERGER

     As a result of the Merger, CVS assumed approximately $900 million of Revco debt, consisting of approximately $600 million of bank debt and approximately $300 million of high coupon long-term debt. On May 30, 1997, the Company repaid the $600 million of debt outstanding under Revco's revolving credit facility, which was subsequently terminated (the "Bank Debt Repayment"). On June 30, 1997, the Company redeemed $144,948,000 aggregate principal amount of Revco's 10 1/8% Senior Notes due June 1, 2002 (the "Debt Redemption") at 105% of the principal amount thereof plus accrued interest. In addition, on June 25, 1997, the Company commenced an offer (the "Debt Tender Offer") to purchase for cash $140,000,000 aggregate principal amount of Revco's 9 1/8% Senior Notes due 2000 (the "9 1/8% Notes"). The Debt Tender Offer expired on July 2, 1997 and $118,798,000 aggregate principal amount of the 9 1/8% Notes was repurchased at an average price of 104.72% principal amount plus accrued interest. The Company expects to redeem the remaining 9 1/8% Notes outstanding by January 15, 1998, the first redemption date, at 103% of principal amount plus accrued interest. The Bank Debt Repayment, Debt Redemption and Debt Tender Offer were financed with cash on hand and borrowings under the CVS Corporation Commercial Paper Program and will reduce the Company's future interest expense.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the NYSE under the symbol "CVS". The table below sets forth, for the calendar quarters indicated, the reported high and low sale prices of the Common Stock as reported on the NYSE Composite Transaction Tape and the cash dividends declared by the Company per share of Common Stock. In October 1996, CVS distributed 100% of the common stock of Footstar, Inc. ("Footstar"), formerly a wholly owned subsidiary of CVS, in the form of a stock dividend, to its stockholders. The stock prices shown in the table are actual trading prices of CVS Common Stock and do not reflect any adjustment for the trading value of Footstar when it commenced trading on the NYSE on October 16, 1996.

                                                                   MARKET PRICE          CASH
                                                                   -------------       DIVIDENDS
                                                                   HIGH      LOW       DECLARED
                                                                   ---       ---       ---------
1995
  First Quarter..................................................  $37 1/2   $30 5/8     $0.38
  Second Quarter.................................................   39 7/8    33 5/8      0.38
  Third Quarter..................................................   37 1/4    32 3/4      0.38
  Fourth Quarter.................................................   37 1/8    28 5/8      0.38
1996
  First Quarter..................................................  $36 3/8   $27 1/4     $0.11
  Second Quarter.................................................   44 1/2    35 1/4      0.11
  Third Quarter..................................................   46        36 5/8      0.11
  Fourth Quarter.................................................   44 3/4    36 3/8      0.11
1997
  First Quarter..................................................  $48       $39         $0.11
  Second Quarter.................................................   53 3/4    44 1/4      0.11
  Third Quarter (through July 15, 1997)..........................   557/16    51 1/2      0.11

     On July 15, 1997, the last reported sale price of the Common Stock was $52 3/4. As of June 30, 1997, there were approximately 10,475 holders of record of the Common Stock.

     Future dividends on the Common Stock will depend upon the Company's results of operations, financial condition, capital expenditure program and other factors, some of which are beyond the Company's control. There can be no assurance as to whether or when the Company's Board of Directors will change the current policy regarding dividends.

                                USE OF PROCEEDS

     CVS will not receive any proceeds from the sale of shares by the Selling Stockholders.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 29, 1997 (i) as restated for the Merger under the pooling of interests method of accounting and (ii) as adjusted to give effect to the Bank Debt Repayment, Debt Redemption and Debt Tender Offer. The Bank Debt Repayment, Debt Redemption and Debt Tender Offer were financed with cash on hand as well as from borrowings under the CVS Corporation Commercial Paper Program. The table should be read in conjunction with CVS' supplemental consolidated financial statements and notes thereto and supplemental Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference herein.

                                                                         MARCH 29, 1997
                                                                  -----------------------------
                                                                    RESTATED       AS ADJUSTED
                                                                  ------------     ------------
                                                                          (IN MILLIONS)
                                                                           (UNAUDITED)
Short-term debt:
  Commercial paper..............................................  $         --     $      537.1
                                                                  ------------     ------------
     Total short-term debt......................................  $         --     $      537.1
                                                                  ------------     ------------
Long-term debt:
  Revolving credit facility.....................................         588.7               --
  Guaranteed 8.52% ESOP note....................................         292.1            292.1
  9.125% Senior Notes due 2000..................................         140.0             21.1
  10.125% Senior Notes due 2002.................................         144.9               --
  Other.........................................................  $       11.8     $       11.8
                                                                  ------------     ------------
     Total long-term debt.......................................  $    1,177.5     $      325.0
                                                                  ------------     ------------
Shareholders' equity:
  Preference stock, $1 par value; 50 million shares authorized;
     5.5 million shares issued and outstanding..................         296.3            296.3
  Common stock, $.01 par value; 300 million shares authorized;
     172.9 million shares issued and outstanding................           1.7              1.7
  Treasury stock at cost, 5.8 million shares....................        (271.2)          (271.2)
  Guaranteed ESOP obligation....................................        (292.1)          (292.1)
  Capital surplus...............................................         900.1            900.1
  Retained earnings.............................................       1,658.8          1,658.8
  Other.........................................................  $       (2.4)    $       (2.4)
                                                                  ------------     ------------
     Total shareholders' equity.................................  $    2,291.2     $    2,291.2
                                                                  ------------     ------------
     Total capitalization.......................................  $    3,468.7     $    3,153.3
                                                                   ===========      ===========

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
                      (IN MILLIONS, EXCEPT OPERATING DATA)

     The following tables set forth selected historical consolidated financial and operating data for CVS and Revco as separate entities prior to the Merger. The selected historical consolidated financial and operating data for CVS has been derived from the consolidated financial statements of CVS. The historical consolidated financial statements of CVS as of and for the three years ended December 31, 1996 are incorporated herein by reference to CVS' Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A filed April 17, 1997. The historical consolidated financial statements of CVS for the three years ended December 31, 1996 have been audited by KPMG Peat Marwick LLP, independent accountants whose audit report is also incorporated herein by reference. The selected historical consolidated financial and operating data for CVS should be read in conjunction with the historical consolidated financial statements and related notes thereto incorporated by reference herein. The selected historical consolidated financial and operating data for Revco has been derived from the consolidated financial statements of Revco contained in filings by Revco with the Commission. The consolidated financial statements of Revco as of and for the three fiscal years ended June 1, 1996 have been audited by Arthur Andersen LLP. On May 29, 1997, CVS was merged with Revco. The selected historical consolidated financial and operating data of CVS and Revco contained herein is not necessarily indicative of future results of CVS and its subsidiaries, including Revco, following the Merger. For selected financial data for CVS and its subsidiaries, including Revco, as restated for the Merger in accordance with the pooling of interests method of accounting, see "Selected Supplemental Consolidated Financial Data."

                                                                                                         THREE MONTHS ENDED
                                                      FISCAL YEAR ENDED DECEMBER 31,                 ---------------------------
                                         --------------------------------------------------------     MARCH 30,       MARCH 29,
                                           1992        1993        1994        1995        1996          1996           1997
                                         --------    --------    --------    --------    --------    ------------    -----------
CVS
Historical Consolidated Statement of
  Operations Data:
  Net sales............................  $3,632.1    $3,948.2    $4,330.1    $4,865.0    $5,528.1      $1,258.4       $ 1,515.0
  Gross profit.........................    976.8     1,054.1     1,241.9      1,358.6     1,550.0         362.0           431.3
  Operating profit(1)..................    134.4       177.1       183.8          8.6       299.6          71.4            94.6
  Income (loss) from continuing
    operations(1)......................     65.7        91.9        90.3        (26.5)      239.6          40.6            58.4
Historical Consolidated Operating Data:
  Percentage increase in comparable
    store sales(2).....................     6.1%        5.7%        6.1%         8.8%       10.9%          9.1%           15.5%
  Operating profit margin(3)...........     5.3%        4.5%        4.2%         4.6%        5.4%          5.7%            6.3%
  Number of stores (at period end).....    1,221       1,284       1,328        1,366       1,408         1,367           1,424

                                                            FISCAL YEAR ENDED                          THIRTY-SIX WEEKS ENDED
                                         --------------------------------------------------------    ---------------------------
                                         MAY 30,     MAY 29,     MAY 28,     JUNE 3,     JUNE 1,     FEBRUARY 10,    FEBRUARY 8,
                                         1992(6)       1993        1994        1995        1996          1996          1997(5)
                                         --------    --------    --------    --------    --------    ------------    -----------
REVCO
Historical Consolidated Statement of
  Operations Data:
  Net sales............................  $2,086.3    $2,242.1    $2,504.0    $4,431.9    $5,087.7      $3,457.0       $ 3,944.6
  Gross profit.........................    625.2       673.8       762.0      1,331.8     1,494.2       1,012.3         1,134.1
  Operating profit(4)..................     45.8        76.0       100.5        175.7       206.2         128.3           118.7
  Income (loss) from continuing
    operations(4)(6)...................   (337.6)       14.2        38.7         61.1        76.2          44.6            41.8
Historical Consolidated Operating Data:
  Percentage increase in comparable
    store sales(2).....................     9.3%        6.3%        8.5%         9.4%        8.0%          8.3%            7.3%
  Operating profit margin(3)...........     2.2%        3.4%        4.0%         4.0%        4.3%          3.7%            3.8%
  Number of stores (at period end).....    1,143       1,190       1,248        2,118       2,184         2,184           2,593

---------------

(1) CVS' operating profit was reduced by $59.4 million in 1992 and $215.0 million in 1995 due to realignment charges, restructuring charges and a change in accounting estimate. These charges also reduced income from continuing operations by $35.1 million in 1992 and $126.8 million in 1995.

(2) Comparable store sales data is calculated based on the change in sales commencing after a new store has been opened twelve months. The first twelve months a store is open are not included in the comparable store calculation. Relocations are included in comparable store sales.

(3) Operating profit margin is computed by dividing operating profit, after adding back the adjustments identified in Note 1 for CVS and in Note 4 for Revco, by each company's sales for such period.

(4) In 1996, non-recurring charges for Revco reduced operating profit by $12.8 million and income from continuing operations by $6.5 million. For the thirty-six weeks ended February 8, 1997, non-recurring charges for Revco related to the restructuring of Big B, Inc. ("Big B") reduced operating profit by $31.0 million and income from continuing operations by $18.6 million.

(5) On November 15, 1996, Revco acquired Big B, for a purchase price of $423.2 million, including the assumption of $49.3 million of debt. Such acquisition was accounted for under the purchase method of accounting.

(6) In 1992, Revco implemented "Fresh Start Reporting" upon emerging from Chapter 11 bankruptcy. A charge of $356.9 million was recorded to adjust Revco's assets to fair value and to record certain other charges associated with the reorganization.

               SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth selected consolidated financial data for CVS and its subsidiaries, as restated for the Merger in accordance with the pooling of interests method of accounting. The selected supplemental consolidated financial data has been derived from the supplemental consolidated financial statements of CVS contained in the Company's Current Report on Form 8-K filed on July 17, 1997 and incorporated herein by reference. The audited supplemental consolidated financial statements of the Company for the three years ended December 31, 1996 have been audited by KPMG Peat Marwick LLP, independent public accountants, whose audit report, based on their audits and the report of Arthur Andersen LLP, is also incorporated herein by reference. The supplemental consolidated financial data of the Company as of and for the quarters ended March 31, 1997 and 1996 include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the operating results and financial position as of and for such unaudited periods. Such results are not necessarily indicative of results of the full year. In addition, the selected supplemental consolidated financial data of CVS contained herein is not necessarily indicative of future results of CVS and its subsidiaries, including Revco, following the Merger. In particular, pursuant to an agreement with the Federal Trade Commission, the Company is required to divest 120 Revco stores, primarily in the Richmond, Virginia area, of which 114 stores have been divested as of June 30, 1997. The selected supplemental consolidated financial data should be read in conjunction with the supplemental consolidated financial statements and related notes thereto incorporated by reference herein.

                                                                                 THREE MONTHS ENDED
                                         FISCAL YEAR ENDED DECEMBER 31,        -----------------------
                                       -----------------------------------     MARCH 30,     MARCH 29,
                                       1994(1)        1995        1996(3)        1996          1997
                                       --------     --------     ---------     ---------     ---------
Supplemental Consolidated Statement
  of Operations Data:
  Net sales..........................  $8,762.0     $9,763.4     $10,944.8     $2,558.2      $3,160.8
  Gross margin.......................   2,500.0      2,746.9       3,052.1        736.0         900.1
  Operating expenses.................   2,123.7      2,516.2(2)    2,511.3(4)     590.9         739.0 (5)
  Operating profit...................     376.3        230.7(2)      540.8(4)     145.1         161.1 (5)
  Interest expense, net..............     (85.9)      (114.5)        (75.7)       (19.6)        (12.9)
  Earnings from continuing operations
     before income taxes and
     extraordinary item..............     290.4        116.2(2)      592.1(4)     128.2         148.2 (5)
  Net earnings (loss)................  $  375.7     $ (572.8)    $   176.6     $   46.0      $   82.7
                                        =======      =======      ========      =======       =======
  Preferred dividends, net...........     (17.0)       (17.0)        (14.5)        (3.3)         (3.5)
  Net earnings (loss) available to
     common shareholders.............  $  358.7     $ (589.8)    $   162.1         42.7          79.2
                                        =======      =======      ========      =======       =======
  Net earnings (loss) per common
     share...........................  $   2.20     $  (3.59)    $    0.98     $   0.26      $   0.47
  Dividends per common share.........  $   1.52     $   1.52     $    0.44     $   0.11      $   0.11
  Weighted average common shares
     outstanding.....................     163.1        164.4         166.7        165.2         169.3

                                                                 AS OF DECEMBER 31,        AS OF
                                                               ----------------------    MARCH 29,
                                                                 1995         1996         1997
                                                               ---------    ---------    ---------
Supplemental Consolidated Balance Sheet Data:
  Net working capital........................................  $ 1,317.7    $ 1,406.1    $1,525.8
  Total assets...............................................    6,335.6      5,693.7     5,632.4
  Total debt.................................................    1,079.6      1,184.3     1,177.5
  Shareholders' equity.......................................    2,392.8      2,196.4     2,291.2

---------------
(1) Prior to the Merger, Revco's fiscal year ended on the Saturday closest to May 31. In recording the business combination, Revco's consolidated financial statements for the fiscal years ended June 1, 1996 and June 3, 1995 have been restated to a year ended December 31, to conform with CVS' fiscal years. As permitted by the rules and regulations of the Commission, Revco's fiscal year ended June 3, 1995 has been combined with CVS' fiscal year ended December 31, 1994. As a result, the supplemental consolidated statements of shareholders' equity incorporated herein by reference include an adjustment in 1995 to reduce the Company's combined retained earnings for the net earnings of Revco for the five months ended June 3, 1995. Revco's unaudited results of operations for the five months ended June 3, 1995 included net sales of $2.0 billion and earnings from continuing operations of $44 million.

(2) Operating profit was reduced by $215.0 million in 1995 due to realignment charges, restructuring charges and a change in accounting estimate by CVS. These charges also reduced earnings from continuing operations before income taxes and extraordinary items by $126.8 million in 1995.

(3) On November 15, 1996 Revco acquired Big B for a purchase price of $423.2 million including the assumption of $49.3 million of debt. Such acquisition was accounted for under the purchase method of accounting.

(4) In 1996 operating profit was reduced by $12.8 million as a result of non-recurring charges at Revco. Such charges also reduced earnings from continuing operations before income taxes and extraordinary items by $6.5 million in 1996.

(5) For the three months ended March 29, 1997 there were non-recurring charges related to the restructuring of Big B of $31.0 million pre-tax or $18.6 million after tax.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of Common Stock for each Selling Stockholder as of July 17, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby.

                                                                   SHARES TO
                                                                   BE SOLD IN
                                                                      THE
                                                                    OFFERING
                                                                   ----------    SHARES OF COMMON STOCK
                                        SHARES OF COMMON STOCK                     TO BE BENEFICIALLY
                                          BENEFICIALLY OWNED                              OWNED
                                         BEFORE THE OFFERING                      AFTER THE OFFERING(2)
                                       ------------------------                  -----------------------
NAME OF SELLING STOCKHOLDER            NUMBER(1)     PERCENTAGE                   NUMBER      PERCENTAGE
-------------------------------------- ----------    ----------                  ---------    ----------
Zell/Chilmark Fund, L.P............... 11,528,002(3)    6.8.%      10,551,611      976,391          *
General Motors Pension Plans(4)(5)....  1,860,113        1.1        1,702,566      157,547          *
City of Los Angeles Fire and Police
  Pension Systems(5)..................  1,051,800          *          962,715       89,085          *
Hughes Pension Plans(5)(6)............    820,072          *          750,614       69,458          *
Navy Resale and Services Support
  Office Retirement Trust(5)..........    275,870          *          252,505       23,365          *
Western Union Telegraph Company
  Pension Plan(5).....................    215,757          *          197,483       18,274          *
Magten Asset Management Corp..........     90,141(7)       *           82,506        7,635          *
                                       ----------        ---       ----------    ---------        ---
                                       15,841,755       9.3%       14,500,000    1,341,755          *
                                        =========    ========       =========     ========
                                                                                                  ---

---------------
 *  Less than 1%.

(1) The shares of Common Stock shown were issued to the Selling Stockholders in connection with the Merger.

(2) Assumes there is no exercise of the over-allotment option which the Selling Stockholders have granted to the Underwriters with respect to 1,341,755 shares of Common Stock.

(3) Does not include 57,041 shares of Common Stock to be distributed to two limited partners of Zell/Chilmark Fund, L.P. immediately prior to the Offering.

(4) Includes General Motors Hourly-Rate Employees Pension Plan, General Motors Retirement Program for Salaried Employees and Frigidaire Special Pension Plan.

(5) Each of these amounts represents shares of Common Stock held in accounts managed for the Selling Stockholder by Magten Asset Management Corp. ("Magten") and, accordingly, does not represent any other shares of Common Stock held by or for the account of the Selling Stockholder.

(6) Includes Hughes Non-Bargaining Retirement Plan and Hughes Bargaining Retirement Plan.

(7) Includes shares of Common Stock held in accounts (i) managed by Magten on behalf of various pension and/or profit sharing accounts of Magten or (ii) beneficially owned or otherwise controlled by Mr. Talton R. Embry, the President and a director of Magten, as an individual or as a trustee. Does not include 79,616 shares of Common Stock held in accounts managed by Magten, which accounts are not participating in the Offering.

     In connection with the Merger, the Company and the Selling Stockholders among others entered into a Registration Rights Agreement dated as of May 29, 1997 (the "Registration Rights Agreement"), a copy of which is included as an exhibit to the Registration Statement of which this Prospectus is a part. Pursuant to the Registration Rights Agreement, CVS agreed to use its reasonable best efforts to cause a registration statement relating to the shares acquired by the Selling Stockholders in the Merger (the "Shelf Registration Statement") to be declared effective within 15 days after the first public release by CVS of the combined financial results of CVS and Revco and generally to keep such Shelf Registration Statement continuously effective until the earliest of 12 months (subject to certain extensions) after the date such Shelf Registration Statement is declared effective, such time as all securities covered by the Registration Rights Agreement have been sold or disposed of thereunder and such time as all securities subject to the Registration Rights Agreement shall cease to be so subject. Pursuant to a letter agreement dated as of June 24, 1997, the Company and Zell/Chilmark Fund, L.P., on behalf of itself and the other parties to the Registration Rights Agreement, agreed that in lieu of the Shelf Registration Statement a registration statement relating to an underwritten offering would be filed on or about July 17, 1997. Subject to any restrictions contained in the Underwriting Agreement, the parties to the Registration Rights Agreement may also request that the Company promptly file a Shelf Registration Statement with the Commission and use its reasonable best efforts to have such Shelf Registration Statement declared effective as soon as practicable thereafter. CVS has agreed to pay any and all expenses incidental to performance of or compliance with any registration of shares of Common Stock received by the Selling Stockholders and the other parties to the Registration Rights Agreement in connection with the Merger, including, without limitation, (i) the fees, disbursements and expenses of CVS' counsel and accountants (including in connection with the delivery of opinions and/or comfort letters); (ii) all expenses, including filing fees, in connection with the preparation, printing and filing of the registration statement; (iii) the cost of printing or producing any agreements among underwriters, underwriting agreements, and blue sky or legal investment memoranda; (iv) the filing fees incidental to securing any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the securities to be disposed of; (v) transfer agents' and registrars' fees and expenses in connection with such offering; (vi) all security engraving and security printing expenses; (vii) all fees and expenses payable in connection with the listing of the shares on any securities exchange or automated interdealer quotation system on which the Common Stock is then listed; and (viii) all reasonable fees and expenses of one legal counsel for the Selling Stockholders, which legal counsel shall be selected by Selling Stockholders owning a majority of the shares offered hereby; provided that registration expenses shall exclude (x) all underwriting discounts and commissions, selling or placement agent or broker fees and commissions, and transfer taxes, if any, in connection with the sale of any securities, (y) the fees and expenses of counsel for any Selling Stockholders (other than pursuant to clause (viii)) and (z) all out-of-pocket costs and expenses of CVS incurred in connection with the marketing of the shares in connection with any underwritten offering.

                          DESCRIPTION OF CAPITAL STOCK

     The summary of the terms of the capital stock of CVS set forth below does not purport to be complete and is qualified by reference to the certificate of incorporation and bylaws of CVS (the "CVS Charter" and the "CVS Bylaws", respectively).

AUTHORIZED CAPITAL STOCK

     Under the CVS Charter, CVS' authorized capital stock consists of 300,000,000 shares of Common Stock, par value $.01 per share, 120,619 shares of Cumulative Preferred Stock, par value $0.01 per share (the "CVS Preferred Stock"), and 50,000,000 shares of Preference Stock, par value $1 per share (the "CVS Preference Stock") (the CVS Preferred Stock and CVS Preference Stock being referred to herein collectively as "Preferred Stock").

COMMON STOCK

     Upon consummation of the Merger, there were 169,592,839 shares of Common Stock outstanding (excluding 2,664,020 treasury shares). The holders of Common Stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of the Board of Directors, subject to any preferential dividend rights granted to the holders of any outstanding Preferred Stock. In the event of liquidation, each share of Common Stock is entitled to share pro rata in any distribution of CVS' assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors. In addition, holders of Series One ESOP Convertible Preference Stock, $1 par value, of CVS ("CVS ESOP Preference Stock") are entitled to vote on all matters submitted to a vote of holders of Common Stock, voting together with the Common Stock as a single class. Each share of CVS ESOP Preference Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such share of CVS ESOP Preference Stock could be converted on the record date for the applicable meeting, which is currently 1.2 votes (subject to adjustment in the case of certain dilutive events).

     Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption rights or sinking fund provisions with respect to the Common Stock. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

CVS PREFERRED STOCK AND CVS PREFERENCE STOCK

     Upon consummation of the Merger, (i) approximately 5.38 million shares of CVS ESOP Preference Stock were issued and outstanding and (ii) no other shares of Preferred Stock were issued or outstanding. Under the CVS Charter, the Board of Directors has the authority, without further stockholder approval but subject to certain limitations set forth in the CVS Charter, to create one or more series of Preferred Stock, to issue shares of Preferred Stock in such series up to the maximum number of shares of the relevant class of Preferred Stock authorized, and to determine the preferences, rights, privileges and restrictions of any such series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, the Board of Directors could create and issue a series of preferred stock with rights, privileges or restrictions, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of CVS by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of CVS' management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of CVS without any further action by the stockholders of CVS. CVS has no present intention to adopt a shareholder rights plan, but could do so without shareholder approval at any future time.

TRANSFER AGENT AND REGISTRAR

     Chase Mellon Shareholder Services, LLC is the transfer agent and registrar for the Common Stock.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated                     , 1997 (the "Underwriting Agreement"), the
underwriters named below (the "U.S. Underwriters") have severally but not jointly agreed to purchase from the Selling Stockholders the following respective numbers of U.S. Shares:

                                                                                NUMBER OF
                                   UNDERWRITER                                 U.S. SHARES
    -------------------------------------------------------------------------  -----------
    Credit Suisse First Boston Corporation...................................
    Donaldson, Lufkin & Jenrette Securities Corporation......................
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated................................................
    Morgan Stanley & Co. Incorporated........................................
    Salomon Brothers Inc.....................................................
                                                                               -----------
              Total..........................................................   12,300,000
                                                                                 =========

     The Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all of the U.S. Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of the non-defaulting U.S. Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company and the Selling Stockholders have entered into a Subscription Agreement (the "Subscription Agreement") with the managers of the International Offering (the "Managers") providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Selling Stockholders have granted to the U.S. Underwriters and the Managers an option, exercisable by Credit Suisse First Boston Corporation, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 1,341,755 additional shares at the public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table and as the number of International Shares set forth next to such Manager's name in the corresponding table in the Prospectus relating to the International Offering bears to the sum of the total number of shares of Common Stock in such tables.

     The Company and the Selling Stockholders have been advised by Credit Suisse First Boston Corporation on behalf of the U.S. Underwriters that the U.S. Underwriters propose to offer the U.S. Shares in the United States to the public and in Canada on a private placement basis to certain institutions initially at the public offering price set forth on the cover page of this Prospectus and, through the Underwriters, to certain dealers at such price less a concession of
$          per share, and the U.S. Underwriters and such dealers may allow a
discount of $          per share on sales to certain other dealers. After the
initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters. The offering price and the aggregate underwriting discounts and commissions per share and per share commission and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and Managers (the "Intersyndicate Agreement") relating to the Offering, changes in the offering price, commission and reallowance to dealers will be made only upon the mutual agreement of Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, and Credit Suisse First Boston (Europe) Limited ("CSFBL"), on behalf of the Managers.

     Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the shares of Common Stock to any person outside the United States and Canada or to any other dealer who does not so agree. Each of the Managers has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold and may not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the shares of Common Stock to any person in the United States and Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada or (ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price less such amount agreed upon by Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Common Stock.

     The Company and the Selling Stockholders have agreed that during the period beginning from the date of the Prospectus (as defined in the Underwriting Agreement) and continuing to and including the date 90 days after the date of the Prospectus not to offer, sell, contract to sell, grant any option to purchase, establish a put equivalent position (as defined in Rule 1a-1(h) under the Exchange Act), pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities that are substantially similar to the shares of Common Stock, including but not limited to any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive, shares of Common Stock or any substantially similar securities or, in the case of the Company publicly disclose the intention to make any such offer, sale, pledge or disposal, without the prior written consent of Credit Suisse First Boston Corporation, except (i) for private sales or similar transfers or distributions so long as the purchaser thereof enters into a corresponding lockup agreement with Credit Suisse First Boston Corporation for the then unexpired portion of the 90-day period and (ii) for grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuance of Common Stock pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date hereof.

     The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the U.S. Underwriters may be required to make in respect thereof.

     Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters and the Managers, may engage in over-allotment, stabilizing transactions, syndicate-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriter to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate-covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate-covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Certain of the U.S. Underwriters and the Managers and their affiliates have provided from time to time, and expect to provide in the future, various investment banking and commercial banking services for the Company and the Selling Stockholders, for which such U.S. Underwriters and Managers have received and will receive customary fees and commissions.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHT OF ACTION FOR ONTARIO PURCHASERS

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the Company's directors and officers as well as the experts and the Selling Stockholders named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company of such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by such purchasers under relevant Canadian legislation.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including tax consequences applicable to pass-through entities) and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Common Stock, including the consequences under the laws of any state, local or foreign jurisdiction.

     Proposed United States Treasury Regulations were issued in April 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Holder on Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. It is not clear whether the Proposed Regulations would be finalized in the current form. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

DIVIDENDS

     Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, in accordance with existing United States Treasury Regulations, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

     Under the Proposed Regulations, in the case of dividends paid after December 31, 1997 (December 31, 1999, in the case of dividends paid to accounts in existence on or before the date that is 60 days after the Proposed Regulations are published as final regulations), to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder would generally be required to provide an Internal Revenue Service Form W-8 to the Company or its Paying Agent certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, if, in each case, a Form 4224 stating that the dividends are so connected is filed with the Company or its Paying Agent. Instead, such dividends will be subject to regular U.S. income tax at the graduated rate in the same manner as if the Non-U.S. Holder were a U.S. resident. In addition to such graduated tax, a non-U.S. corporation receiving effectively connected dividends or, if a tax treaty applies, dividends attributable to a U.S. permanent establishment of the Non-U.S. Holder, may be subject to a "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax (and no tax will generally be withheld) with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, or, if a tax treaty applies, attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes and the Non-U.S. Holder owned directly or pursuant to certain attribution rules more than 5% of the Company's Common Stock (assuming the Common Stock is regularly traded on an established securities market) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. The Company is not, and does not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-U.S. Holder that are subject to the 30% or reduced treaty rate of withholding tax previously discussed will be exempt from the U.S. backup withholding tax. Otherwise, dividends may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to the Company or its Paying Agent.

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if the payment is made through an office outside the United States of a broker that is (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker maintains documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

     The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-United States Holder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of non-U.S. status.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who at the time of death is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                 LEGAL MATTERS

     The validity of the Common Stock will be passed upon by Davis Polk & Wardwell, counsel to CVS. Certain legal matters relating to the Offering will be passed upon for the Selling Stockholders by Rosenberg & Liebentritt, P.C. and Seward & Kissell and for the Underwriters by Dewey Ballantine. Ms. Sheli Rosenberg, a director of CVS and an affiliate of Zell/Chilmark Fund, L.P., is a principal of Rosenberg & Liebentritt, P.C.

                                    EXPERTS

     The historical consolidated financial statements of CVS Corporation and its subsidiaries as of December 31, 1996 and 1995 and for the three years ended December 31, 1996 and the related consolidated financial statement schedule have been incorporated by reference in this Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing. The supplemental consolidated financial statements of CVS Corporation and its subsidiaries, including Revco, as of December 31, 1996 and 1995 and for the three years ended December 31, 1996 and the related supplemental financial statement schedule have been incorporated by reference in this Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, based on their audits and the reports of other independent public accountants, namely Arthur Andersen LLP, each of which reports are incorporated by reference herein, in reliance upon the authority of said firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange, Inc. and reports and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance where such contract or other document has been filed as an exhibit to the Registration Statement, reference is made to the exhibit so filed, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and exhibits thereto. The information so omitted, including exhibits, may be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the prescribed fees, or may be inspected without charge at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004.

------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    3
The Company...........................    4
Recent Developments...................    8
Price Range of Common Stock and
  Dividend Policy.....................    9
Use of Proceeds.......................    9
Capitalization........................   10
Selected Historical Consolidated
  Financial and Operating Data........   11
Selected Supplemental Consolidated
  Financial Data......................   13
Selling Stockholders..................   15
Description of Capital Stock..........   17
Underwriting..........................   18
Notice to Canadian Residents..........   21
Certain U.S. Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................   22
Legal Matters.........................   24
Experts...............................   24
Available Information.................   24

------------------------------------------------------

------------------------------------------------------

                                      LOGO

                               14,500,000 Shares

                                  Common Stock
                                ($.01 par value)

                                   PROSPECTUS
                           CREDIT SUISSE FIRST BOSTON

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER

                              SALOMON BROTHERS INC
------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
     NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                                       [ALTERNATE INTERNATIONAL PROSPECTUS PAGE]
                   SUBJECT TO COMPLETION, DATED JULY 17, 1997

                               14,500,000 Shares

                                    CVS LOGO

                                CVS Corporation

                                  Common Stock
                           (par value $.01 per share)

                               ------------------

All of the shares of common stock, par value $.01 per share (the "Common Stock")
  of CVS Corporation, a Delaware corporation ("CVS" or the "Company"), offered hereby are being sold by the Selling Stockholders named herein under "Selling
Stockholders". The Company will not receive any proceeds from the sale of shares by the Selling Stockholders and the Company will bear certain expenses relating to the registration and sale of the shares. Of the 14,500,000 shares of Common Stock being offered, 2,200,000 shares are initially being offered outside the
   United States and Canada (the "International Shares") by the Managers (the "International Offering") and 12,300,000 shares are initially being concurrently offered in the United States and Canada (the "U.S. Shares") by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offering"). The offering price and underwriting discounts and commissions of the International Offering and the U.S. Offering are identical. The Selling
Stockholders received the shares offered hereby in connection with the merger of
  CVS and Revco D.S. Inc. ("Revco") which was consummated on May 29, 1997 (the
                                   "Merger").

The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "CVS." The last reported sale of the Common Stock on the NYSE Composite Tape on July 15, 1997 was $52 3/4 per share. See "Price Range of Common Stock and Dividend Policy."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                     Underwriting       Proceeds
                                                          Price to   Discounts and     to Selling
                                                           Public     Commissions    Stockholders(1)
                                                          --------   -------------   ---------------
Per Share...............................................     $             $                $
Total(2)................................................     $             $                $

---------------

(1) Before deduction of expenses payable by the Selling Stockholders estimated
    at $          . The Company will pay expenses related to the Offering
    estimated at $          .

(2) The Selling Stockholders have granted the Managers and the U.S. Underwriters an option, exercisable by Credit Suisse First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 1,341,755 additional shares to cover over-allotments of shares. If the option is
    exercised in full, the total Price to Public will be $          ,
    Underwriting Discounts and Commissions will be $          and Proceeds to
    Selling Stockholders will be $          . See "Selling Stockholders."

     The International Shares are offered by the several Managers when, as and if delivered to and accepted by the Managers and subject to their right to reject orders in whole or in part. It is expected that the International Shares
will be ready for delivery on or about           , 1997, against payment in
immediately available funds.

                           CREDIT SUISSE FIRST BOSTON

DONALDSON, LUFKIN & JENRETTE                         MERRILL LYNCH INTERNATIONAL
    SECURITIES CORPORATION

MORGAN STANLEY DEAN WITTER                SALOMON BROTHERS INTERNATIONAL LIMITED

                      Prospectus dated             , 1997.

                                       [ALTERNATE INTERNATIONAL PROSPECTUS PAGE]

                [Map of CVS store locations as of June 30, 1997]

                            ------------------------

     CREDIT SUISSE FIRST BOSTON CORPORATION ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "SUBSCRIPTION AND SALE".

                                       [ALTERNATE INTERNATIONAL PROSPECTUS PAGE]

                             SUBSCRIPTION AND SALE

     Under the terms and subject to the conditions contained in a Subscription
Agreement dated                , 1997 (the "Subscription Agreement"), the
institutions named below (the "Managers") have severally but not jointly agreed to purchase from the Selling Stockholders the following respective numbers of International Shares:

                                                                                   NUMBER OF
                                  MANAGER                                     INTERNATIONAL SHARES
----------------------------------------------------------------------------  --------------------
Credit Suisse First Boston (Europe) Limited.................................
Donaldson, Lufkin & Jenrette Securities Corporation.........................
Merrill Lynch International.................................................
Morgan Stanley & Co. International Limited..................................
Salomon Brothers International Limited......................................
                                                                              --------------------
  Total.....................................................................        2,200,000
                                                                               ==============

     The Subscription Agreement provides that the obligations of the Managers are subject to certain conditions precedent and that the Managers will be obligated to purchase all of the International Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Subscription Agreement provides that, in the event of a default by a Manager, in certain circumstances the purchase commitments of the non-defaulting Managers may be increased or the Subscription Agreement may be terminated.

     The Company and the Selling Stockholders have entered into an Underwriting Agreement with the underwriters of the U.S. Offering (the "U.S. Underwriters") providing for the concurrent offer and sale of the U.S. Shares in the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Selling Stockholders have granted to the Managers and the U.S. Underwriters an option, exercisable by Credit Suisse First Boston Corporation, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 1,341,755 additional shares at the public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Manager and each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock being sold to the Managers and the U.S. Underwriters as the number of International Shares set forth next to such Manager's name in the preceding table and as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the corresponding table in the Prospectus relating to the U.S. Offering bears to the sum of the total number of shares of Common Stock in such tables.

     The Company and the Selling Stockholders have been advised by Credit Suisse First Boston (Europe) Limited, on behalf of the Managers, that the Managers propose to offer the International Shares outside the United States and Canada to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Managers, to certain dealers at such price
less a concession of $          per share, and the Managers and such dealers may
allow a discount of $          per share on sales to certain other dealers.
After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Managers. The offering price and the aggregate underwriting discounts and commissions per share and per share commission and discount to dealers for the International Offering and the concurrent U.S. Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and Managers (the "Intersyndicate Agreement") relating to the Offering, changes in the offering price, commission and reallowance to dealers will be made only upon the mutual agreement of Credit Suisse First Boston (Europe) Limited, on behalf of the Managers, and Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters.

                                       [ALTERNATE INTERNATIONAL PROSPECTUS PAGE]

     Pursuant to the Intersyndicate Agreement, each of the Managers has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the shares of Common Stock to any person in the United States or Canada or to any other dealer who does not so agree. Each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold and may not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the shares of Common Stock to any person outside the United States and Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada or
(ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the Managers and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price less such amount agreed upon by Credit Suisse First Boston (Europe) Limited, on behalf of the Managers, and Credit Suisse First Boston, on behalf of the U.S. Underwriters, but not exceeding the selling concession applicable to such shares. To the extent that there are sales between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement, the number of shares of Common Stock initially available for sale by the Managers or by the U.S. Underwriters may be more or less than the amount appearing on the cover page of this Prospectus. Neither the Managers or the U.S. Underwriters are obligated to purchase from the other any unsold shares of Common Stock.

     Each of the Managers and the U.S. Underwriters severally represents and agrees that (i) it has not offered or sold, and prior to the date six months after the date of issue of shares of Common Stock will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue and pass on in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

     The Company and the Selling Stockholders have agreed that during the period beginning from the date of the Prospectus (as defined in the Subscription Agreement) and continuing to and including the date 90 days after the date of the Prospectus not to offer, sell, contract to sell, grant any option to purchase, establish a put equivalent position (as defined in Rule 1a-1(h) under the Exchange Act), pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive, Common Stock or any substantially similar securities or, in the case of the Company publicly disclose the intention to make any such offer, sale, pledge or disposal, without the prior written consent of Credit Suisse First Boston Corporation, except (i) for private sales or similar transfers or distributions so long as the purchaser thereof enters into a corresponding lockup agreement with Credit Suisse First Boston Corporation for the then unexpired portion of the 90-day period and (ii) for

                                       [ALTERNATE INTERNATIONAL PROSPECTUS PAGE]

grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuance of Common Stock pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date hereof.

     The Company and the Selling Stockholders have agreed to indemnify the Managers and the U.S. Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Managers may be required to make in respect thereof.

     Credit Suisse First Boston Corporation on behalf of the U.S. Underwriters and the Managers may engage in over-allotment, stabilizing transactions, syndicate-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriter to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate-covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate-covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Certain of the Managers and the U.S. Underwriters and their affiliates have provided from time to time, and expect to provide in the future, various investment banking and commercial banking services for the Company and the Selling Stockholders, for which such Managers and U.S. Underwriters have received and will receive customary fees and commissions.

                                       [ALTERNATE INTERNATIONAL PROSPECTUS PAGE]

------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY MANAGER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    3
The Company...........................    4
Recent Developments...................    8
Price Range of Common Stock and
  Dividend Policy.....................    9
Use of Proceeds.......................    9
Capitalization........................   10
Selected Historical Consolidated
  Financial and Operating Data........   11
Selected Supplemental Consolidated
  Financial Data......................   13
Selling Stockholders..................   15
Description of Capital Stock..........   17
Subscription and Sale.................   18
Notice to Canadian Residents..........   21
Certain U.S. Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................   22
Legal Matters.........................   24
Experts...............................   24
Available Information.................   24

------------------------------------------------------

------------------------------------------------------

                                    CVS LOGO

                               14,500,000 Shares

                                  Common Stock
                                ($.01 par value)

                                   PROSPECTUS
                           CREDIT SUISSE FIRST BOSTON

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                          MERRILL LYNCH INTERNATIONAL

                           MORGAN STANLEY DEAN WITTER

                         SALOMON BROTHERS INTERNATIONAL
                                    LIMITED
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the Offering. All of such expenses except the Securities and Exchange Commission registration fee and the NASD filing fee are estimated:

      Securities and Exchange Commission registration fee...................  $255,965
      Blue sky fees and expenses............................................     5,000
      NASD filing fee.......................................................    30,500
      Printing expense......................................................   100,000
      Accounting fees and expenses..........................................    80,000
      Legal fees and expenses...............................................         *(1)
      Miscellaneous.........................................................         *
                                                                              --------
           Total............................................................  $      *
                                                                              ========

---------------
 *  To be completed by amendent.

(1) $     of which will be paid by the Selling Stockholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Exculpation. Section 102(b)(7) of the Delaware Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit.

     The CVS Charter limits the personal liability of a director to CVS and its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law.

     Indemnification. Section 145 of the Delaware Law permits a corporation to indemnify any of its directors or officers who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     The CVS Charter provides for indemnification of directors and officers of CVS against liability they may incur in their capacities as such to the fullest extent permitted under the Delaware Law.

     Insurance. CVS has in effect Directors and Officers Liability Insurance with a limit of $100,000,000 and pension trust liability insurance with a limit of $50,000,000. This insurance was purchased in layers from National Union Fire Insurance Company of Pittsburgh, Pennsylvania; Federal Insurance Company of Warren,

New Jersey; Royal Indemnity Company of Charlotte, North Carolina; Columbia Casualty Insurance Company of Chicago, Illinois; St. Paul Surplus Lines Company of St. Paul, Minnesota; and Reliance Insurance Company of Philadelphia, Pennsylvania. The pension trust liability insurance covers actions of directors and officers as well as other employees with fiduciary responsibilities under ERISA.

     Revco Directors and Officers. The Merger Agreement provides that CVS will cause Revco and its Subsidiaries to indemnify (including the payment of reasonable fees and expenses of legal counsel) the current or former directors or officers of Revco to the fullest extent permitted by law for damages and liabilities arising out of facts and circumstances occurring at or prior to the Merger. The Merger Agreement also provides that for a period of six years after the Merger CVS will cause to be maintained in effect Revco's existing policies of directors' and officers' liability insurance as in effect on February 6, 1997 (provided that CVS may substitute policies with reputable and financially sound carriers having at least the same coverage and amounts and containing terms and conditions that are no less advantageous) with respect to facts or circumstances occurring at or prior to the Merger; provided that if the annual premium for such insurance during such six-year period exceeds 200% of the annual premiums paid by Revco as of February 6, 1997 for such insurance (such 200% amount, the "Maximum Premium") then CVS will cause Revco to provide the most advantageous directors' and officers' insurance coverage then available for an annual premium equal to the Maximum Premium.

ITEM 16.  EXHIBITS

     See index to exhibits at E-1.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Pursuant to the requirements of the Securities Act of 1933, CVS Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Woonsocket, state of Rhode Island, on July 17, 1997.

                                            CVS CORPORATION

                                                   /s/ CHARLES C. CONAWAY
                                            By:.................................
                                                     CHARLES C. CONAWAY
                                                EXECUTIVE VICE PRESIDENT AND
                                                  CHIEF FINANCIAL OFFICER

     The registrant and each person whose signature appears below constitutes and appoints Charles C. Conaway, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                SIGNATURE                               TITLE                        DATE
------------------------------------------  ------------------------------    ------------------

         /s/ STANLEY P. GOLDSTEIN           Chairman of the Board, Chief           July 17, 1997
 ........................................     Executive Officer and
           STANLEY P. GOLDSTEIN               Director (Principal
                                              Executive Officer)

          /s/ CHARLES C. CONAWAY            Executive Vice President and           July 17, 1997
 ........................................     Chief Financial Officer
            CHARLES C. CONAWAY                (Principal Financial and
                                              Accounting Officer)

          /s/ ALLAN J. BLOOSTEIN            Director                               July 17, 1997
 ........................................
            ALLAN J. BLOOSTEIN

           /s/ W. DON CORNWELL              Director                               July 17, 1997
 ........................................
             W. DON CORNWELL

          /s/ THOMAS P. GERRITY             Director                               July 17, 1997
 ........................................
            THOMAS P. GERRITY

           /s/ WILLIAM H. JOYCE             Director                               July 17, 1997
 ........................................
             WILLIAM H. JOYCE

         /s/ TERRY R. LAUTENBACH            Director                               July 17, 1997
 ........................................
           TERRY R. LAUTENBACH

           /s/ TERRENCE MURRAY              Director                               July 17, 1997
 ........................................
             TERRENCE MURRAY

          /s/ SHELI Z. ROSENBERG            Director                               July 17, 1997
 ........................................
            SHELI Z. ROSENBERG

                SIGNATURE                               TITLE                        DATE
------------------------------------------  ------------------------------    ------------------

            /s/ THOMAS M. RYAN              Vice Chairman of the Board,            July 17, 1997
 ........................................     Chief Operating Officer and
              THOMAS M. RYAN                  Director

          /s/ IVAN G. SEIDENBERG            Director                               July 17, 1997
 ........................................
            IVAN G. SEIDENBERG

        /s/ PATRICIA CARRY STEWART          Director                               July 17, 1997
 ........................................
          PATRICIA CARRY STEWART

          /s/ THOMAS O. THORSEN             Director                               July 17, 1997
 ........................................
            THOMAS O. THORSEN

       /s/ M. CABELL WOODWARD, JR.          Director                               July 17, 1997
 ........................................
         M. CABELL WOODWARD, JR.

                               INDEX TO EXHIBITS

  EXHIBIT NO.                               DESCRIPTION
  -----------    ------------------------------------------------------------------
       1.1       Agreement and Plan of Merger dated as of February 6, 1997, as amended on March 19, 1997, among the Registrant, Revco D.S., Inc., and North Acquisition Corp. (incorporated by reference to Annex A of the Joint Proxy Statement/Prospectus contained in Amendment No.
                 1 to the Registration Statement No. 333-24163 dated April 17,
                 1997)
       1.2       Form of Underwriting Agreement*
       3.1       Amended and Restated Certificate of Incorporation of the
                 Registrant (incorporated by reference to Exhibit 3.1 to the
                 Registrant's Annual Report on Form 10-K (the "CVS 1996 Form 10-K")
                 for the year ended December 31, 1996).
       3.2       By-Laws of CVS Corporation (incorporated by reference to Exhibit
                 3.2 to the CVS 1996 Form 10-K)
       4.1       Specimen Common Stock certificate (incorporated by reference to
                 Exhibit 4-1 to the Registrant's Registration Statement on Form 8-B
                 dated November 4, 1996)
       4.2       Registration Rights Agreement dated as of May 29, 1997
       4.3       Letter Agreement under the Registration Rights Agreement dated
                 June 24, 1997
       5.1       Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered*
       8.1       Opinion of Davis Polk & Wardwell regarding certain tax matters.*
      23.1       Consent of KPMG Peat Marwick LLP
      23.2       Consent of Arthur Andersen LLP
      23.3       Consent of Davis Polk & Wardwell (contained in the Opinion of
                 Counsel filed as Exhibits 5.1 and 8.1 hereto)
      24.1       Power of Attorney (included on signature page)

---------------

* To be filed by amendment.